Filed by: Seaspan Corporation
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Commission File No.: 001-32591
Subject Company: Seaspan Corporation
Date: February 26, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 26, 2020

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 16/F., W668 Building

Nos. 668 Castle Peak Road

Cheung Sha Wan, Kowloon

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes  ☐ No  ☒

THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173207) FILED WITH THE SEC ON MARCH 31, 2011;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-189493) FILED WITH THE SEC ON JUNE 20, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED ON MARCH 3, 2017, MARCH 7, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-224288) FILED WITH THE SEC ON APRIL 13, 2018, AS AMENDED ON MAY 3, 2018 AND MAY 7, 2018;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-224291) FILED WITH THE SEC ON APRIL 13, 2018;

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-225681) FILED WITH THE SEC ON JUNE 15, 2018;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-227597) FILED WITH THE SEC ON SEPTEMBER 28, 2018;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-229312) FILED WITH THE SEC ON JANUARY 18, 2019;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-230524) FILED WITH THE SEC ON MARCH 27, 2019; AND

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-231401) FILED WITH THE SEC ON MAY 13, 2019.

THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF ATLAS CORP.:

REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-234820) FILED WITH THE SEC ON NOVEMBER 22, 2019, AS AMENDED ON DECEMBER 31, 2019 AND JANUARY 16, 2020.

Item 1 — Information Contained in this Form 6-K Report

As previously announced, Seaspan Corporation entered into that certain Acquisition Agreement, dated as of November 20, 2019, with Apple Bidco Limited, Atlas Corp., the entities listed on Exhibit A thereto under the heading “Fairfax”, including Fairfax Financial Holdings Limited in its capacity as the Seller Representative, ACM Energy Holdings I Ltd., ACM Apple Holdings I, LP and JCLA Cayman Limited (the “Acquisition Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Acquisition Agreement, as amended.

The Parties entered into that certain Amendment and Waiver to the Acquisition Agreement (“Amendment No. 1”) on February 21, 2020, whereby pursuant to the terms and conditions of Amendment No. 1 and as more fully described therein, the Parties amended the Acquisition Agreement as follows: (i) in consideration of the waiver by Purchaser of the condition to its obligation to consummate the transactions contemplated by the Acquisition as set forth in Section 8.2(f) of the Acquisition Agreement related to the conversion and repatriation into US Dollars of Argentina Pesos received by APR Argentina under certain contracts related to its operations in Argentina, the Sellers agreed to indemnify Purchaser for the shortfall amount of US Dollars received by Purchaser as a result of the conversion and repatriation of such Argentina Pesos, subject to a maximum aggregate indemnity cap of $110,000,000; and (ii) the defined term “Closing Cash” and related definitions were amended for the purposes of the post-closing purchase price adjustment to provide Sellers with a credit for Cash of the Company or its Subsidiaries held in a bank or other financial institution in Argentina as of the Closing that is converted and repatriated into US Dollars into a Company bank account in the United States within seventy-five (75) days after the Closing Date.

Amendment No. 1 is filed as Exhibit 4.1 to this Report on Form 6-K and is incorporated herein by reference. The description of Amendment No. 1 in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of Amendment No. 1.

Where to Find Additional Information

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Atlas Corp. has filed a registration statement that includes a proxy statement/prospectus and other relevant documents in connection with the proposed reorganization of Seaspan Corporation’s corporate structure into a holding company structure, pursuant to which Seaspan Corporation will become a direct, wholly owned subsidiary of Atlas Corp. (the “Proposed Reorganization”). SEASPAN CORPORATION’S SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. The proxy statement/prospectus has been mailed to the holders of Seaspan Corporation shares. In addition, investors may obtain a free copy of the proxy statement/prospectus and other filings containing information about Seaspan Corporation, Atlas Corp. and the Proposed Reorganization, from the SEC at the SEC’s website at http://www.sec.gov after such documents have been filed with the SEC. Copies of the proxy statement/prospectus and other filings containing information about Seaspan Corporation, Atlas Corp. and the Proposed Reorganization can also be obtained without charge by accessing them on Seaspan Corporation’s website at http://www.seaspancorp.com or by contacting Seaspan Corporation Investor Relations at the address below:

Investor Inquiries

Mr. Bill Stormont

Investor Relations

Seaspan Corporation

Tel. +1-604-638-7240

Email: IR@seaspanltd.ca

Exhibit Index

Exhibit No.	Description

4.1	Amendment and Waiver to the Acquisition Agreement, dated February 21, 2020, by and among Apple Bidco Limited, Atlas Corp., the entities listed on Exhibit A thereto under the heading “Fairfax”, including Fairfax Financial Holdings Limited in its capacity as the Seller Representative, ACM Energy Holdings I Ltd., ACM Apple Holdings I, LP, JCLA Cayman Limited and Seaspan Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: February 26, 2020	By:	/s/ Ryan Courson
Ryan Courson
Chief Financial Officer

Exhibit 4.1

AMENDMENT AND WAIVER TO ACQUISITION AGREEMENT

This Amendment and Waiver to Acquisition Agreement (this “Amendment”) is entered into as of February 21, 2020, by and among Apple Bidco Limited, a private limited company organized and existing under the laws of England and Wales (the “Company”), Atlas Corp., a corporation organized and existing under the laws of the Republic of the Marshall Islands (“Purchaser”), Fairfax Financial Holdings Limited, in its capacity as the “Seller Representative”, and the other Parties listed on the signature pages attached hereto. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Acquisition Agreement (as defined below).

RECITALS

WHEREAS, Company, Purchaser and Seller Representative, entered into that certain Acquisition Agreement, dated as of November 20, 2019, by and among (i) the entities listed on Exhibit A thereto under the heading “Fairfax”, including Fairfax Financial Holdings Limited, (ii) ACM Energy Holdings I Ltd. and ACM Apple Holdings I, LP, (iii) JCLA Cayman Limited, (iv) the Company, (v) Seaspan Corporation, (vi) Purchaser and (vii) the Seller Representative (the “Acquisition Agreement”);

WHEREAS, pursuant to Section 12.2 of the Acquisition Agreement, any term of the Acquisition Agreement may be amended, modified or supplemented by an agreement in writing signed by Purchaser, the Company, and the Seller Representative; and

WHEREAS, the Company, Purchaser and the Seller Representative wish to amend the Acquisition Agreement as set forth herein.

NOW, THEREFORE, in consideration of the promises herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties hereto agree as follows:

1. Definition of Closing Cash. The definition of “Closing Cash” in Article I of the Acquisition Agreement shall be amended and restated in its entirety to read as follows:

“Closing Cash” means the aggregate amount of Cash of the Company and its Subsidiaries on a consolidated basis calculated as of 12:01 a.m., Eastern Time, on the Closing Date, determined in accordance with the Accounting Principles and the Net Debt Schedule, which shall include (a) the Bangladesh Pledged Cash so long as the Bangladesh Pledged Account contains at least Ten Million Six Hundred Thousand Dollars ($10,600,000) and (b) the amount of the Applicable Repatriated Argentina Cash. The amount of the Applicable Repatriated Argentina Cash shall be deemed to be Zero Dollars ($0.00) for purposes of the determination of Closing Cash in the calculation of Estimated Net Debt pursuant to Section 2.1(c) of this Agreement.

2. Definition of Restricted Cash. The definition of “Restricted Cash” in Article I of the Acquisition Agreement shall be amended and restated in its entirety to read as follows:

“Restricted Cash” means any cash not denominated in U.S. Dollars and immediately available for withdrawal in the BAML Account or another Eligible Operating Account, any cash needed to satisfy any outstanding check payable by the Company, APR or any of their respective Subsidiaries, ACH transaction and other wire transfers (exclusive of any cash held for, or on behalf of, a customer or client of the Company, APR or any of their Subsidiaries) and any cash which is subject to a restriction on use or access as of the Closing (including any cash held in escrow, cash securing letters of credit or otherwise as collateral, cash held as a security deposit, vendor deposit or other deposit, petty cash held at project sites, or cash subject to capital controls or restrictions on repatriation by any Governmental Authority); provided, that Restricted Cash shall not include (i) Bangladesh Pledged Cash or (ii) Applicable Repatriated Argentina Cash; provided, further for the avoidance of doubt that Restricted Cash shall include any Cash held in an account or financial institution in Argentina other than to the extent that such Cash becomes Applicable Repatriated Argentina Cash.

3. Definition of Percentage Interest. The definition of “Percentage Interest” in Article I of the Acquisition Agreement shall be amended and restated in its entirety to read as follows:

“Percentage Interest” means, with respect to any Shareholder, the percentage set forth opposite such Shareholder’s name on Exhibit A; provided, that if there is a Liquidity Event Purchase, the “Percentage Interest” of each Seller for purposes of (i) the last sentence of each of Section 2.4(d)(ii) and Section 2.4(e)(iv), (ii) Section 10.2 and (iii) Section 10.5(e) shall, in each case, be recalculated so as to exclude the Company Shares held by the Non-Party Shareholder(s) who participate in such Liquidity Event Purchase.

4. Additional Definitions. The following definitions shall be added to the Acquisition Agreement Article I of the Acquisition Agreement in alphabetical order as follows:

“Adjusted Minority Shareholders’ Aggregate Shortfall Amount” means, for any Quarter (or portion thereof) during the Argentina Restricted Repatriation Period, (i) the Minority Shareholders’ Aggregate Shortfall Amount for such Quarter less (ii) the aggregate amount of Unapplied Accrued Argentina Holdback Dividends (if any) with respect to all Argentina Holdback Shares then remaining in the Argentina Holdback, in each case of this clause (ii) determined as of the end of such Quarter but prior to the application of Schedule 10.4 in respect of the Shortfall for such Quarter.

“Amendment” means that certain Amendment and Waiver to Acquisition Agreement entered into among the Company, Purchaser and the Seller Representative as of February 21, 2020.

“Applicable Repatriated Argentina Cash” means Argentina Cash that is deposited (in same day funds) in US Dollars into a US Account within seventy-five (75) days after the Closing Date in accordance with Section 2.4(f).

“APR Argentina” means APR Energy S.R.L., a limited liability company organized and existing under the laws of Argentina.

“Argentina Cash” means Cash of the Company or its Subsidiaries held in a bank or other financial institution in Argentina as of the Closing, which shall be transferred to the Argentina Cash Account at or promptly after the Closing.

“Argentina Cash Account” means an account of APR Argentina in a bank or other financial institution in Argentina established to segregate and hold the Argentina Cash.

“Argentina Holdback” has the meaning set forth in Section 2.3(a).

“Argentina Holdback Amount” means 3,511,117 of the Purchaser Common Shares issuable by the Purchaser to the Minority Shareholder.

“Argentina Holdback Released Shares” has the meaning set forth on Schedule 10.24.

“Argentina Holdback Shares” has the meaning set forth in Section 2.3(a).

“Argentina Opex” means, for any Quarter (or portion thereof) during the Argentina Restricted Repatriation Period, all Argentina Peso-denominated expenses (including all taxes, penalties, selling, general and administrative expenses and operating expenses) of APR Argentina that are due and payable during such Quarter (or portion thereof).

“Argentina Restricted Repatriation Period” means the period beginning on the Closing Date and ending on the Argentina Termination Date.

“Argentina Termination Date” has the meaning set forth in Section 10.1(e).

“Argentina Termination Condition” has the meaning set forth in Section 6.23(a).

“BCU Peso Wire” has the meaning set forth on Schedule 10.24.

“BCU USD Wire” has the meaning set forth on Schedule 10.24.

“Blue Chip Rates” means, with respect to any Restricted Peso, the actual achieved effective rate of exchange for such Restricted Peso through the applicable Blue Chip Swap transaction executed by the Company to convert such Restricted Peso into US Dollars in a US Account.

“Blue Chip Swap” means the acquisition, directly or indirectly (including through an intermediary), in Argentine Pesos of bonds or other debt or similar securities traded in Buenos Aires which also trade in foreign jurisdictions, and the subsequent sale of such securities, directly or indirectly (including through an intermediary), abroad in foreign currency.

“Blue Chip Unavailability Event” has the meaning set forth on Schedule 10.24.

“Blue Chip Unavailability Shares” has the meaning set forth on Schedule 10.24.

“Demand” has the meaning set forth on Schedule 10.24.

“Designated Account” has the meaning set forth on Schedule 10.24.

“Escrow Agreement” has the meaning set forth on Schedule 10.24.

“Forfeiture Option” has the meaning set forth on Schedule 10.24.

“Government Imposed Amendment” any amendment to a Turbine Contract during the Argentina Restricted Repatriation Period that is unilaterally imposed or mandated by any Governmental Authority.

“Minority Shareholders” means all Shareholders other than the Fairfax Parties.

“Minority Shareholders’ Aggregate Shortfall Amount” means, for any Quarter (or portion thereof) during the Argentina Restricted Repatriation Period, the amount of the Minority Shareholders’ aggregate Percentage Interest of the Shortfall for such Quarter.

“MS Percentage Interest” means, with respect to any Minority Shareholder, the percentage calculated by dividing the number of Company Shares set forth opposite such Minority Shareholder’s name on Exhibit A by the aggregate number of Company Shares set forth opposite the names of all of the Minority Shareholders on Exhibit A.

“MS Restricted Pesos” has the meaning set forth on Schedule 10.24.

“Quarter” has the meaning set forth on Schedule 10.24.

“Restricted Peso” means any Argentina Peso received by APR Argentina during the Argentina Restricted Repatriation Period under a Turbine Contract.

“Restricted Peso Obligation Amendment” has the meaning set forth in Section 6.23(b).

“RP Common Shares Value” means, as of any date, the volume-weighted average price of Purchaser Common Shares over the five (5) Business Day period preceding such date (or, if the Purchaser Common Shares are not listed at such time, the then fair market value of Purchaser Common Shares as reasonably determined by the board of directors of Purchaser acting in good faith).

“Shareholder” means Sellers and the Non-Party Shareholders, collectively, and a “Shareholder” means any of them individually.

“Shortfall” means, for any Quarter (or portion thereof) during the Argentina Restricted Repatriation Period, the amount by which (a) the aggregate amount of US Dollars received by the Company and its Subsidiaries resulting from the conversion of Restricted Pesos during such Quarter, net of Restricted Pesos used to pay Argentina Opex during such Quarter, pursuant to one or more Blue Chip Swap transactions executed in accordance with Schedule 10.4 is less than (b) the US Dollar equivalent of such Restricted Pesos, net of Restricted Pesos used to pay Argentina Opex during such Quarter, calculated at the Volume-Weighted Average Central Bank Rate for such Quarter.

“Shortfall Deficit” has the meaning set forth on Schedule 10.24.

“Swap Notice” has the meaning set forth on Schedule 10.24.

“Turbine Contract Amendment Negotiation Period” has the meaning set forth in Section 6.23(b).

“Turbine Contract” means the Argentina Contracts listed as items 1 and 2 of Schedule 1.1(f) of this Agreement as in effect on the Closing Date; provided, that, except in the case of a Government Imposed Amendment, if any such Argentina Contract is amended after the Closing Date in a manner that increases or would reasonably be expected to increase the liability of Sellers or adversely affect their indemnification obligations in any respect (including any modification of payment terms or amounts thereunder that increase the amount or accelerates the timing of payments during the Argentina Restricted Repatriation Period), such Argentina Contract shall cease to be a Turbine Contract as of the expiration of the Turbine Contract Amendment Negotiation Period applicable to such amendment unless the Seller Representative agrees in writing to a Restricted Peso Obligation Amendment with respect thereto in accordance with Section 6.23(b); provided, further, that in the case of a Government Imposed Amendment that increases or would reasonably be expected to increase the liability of Sellers or adversely affect their indemnification obligations in any respect (including any modification of payment terms or amounts thereunder that increases the amount or accelerates the timing of payments during the Argentina Restricted Repatriation Period), Section 6.23(c) shall apply.

“Unapplied Accrued Argentina Holdback Dividends” means, with respect to the Argentina Holdback Shares remaining in the Argentina Holdback as of any applicable time, (i) the pro rata portion of any distributions or dividends that would have been received by a holder of such Argentina Holdback Shares as of such applicable time had such Argentina Holdback Shares been issued and outstanding on the record date applicable to such distribution or dividend (but only for any record date that is on or after the Closing Date) less (ii) amounts previously applied to reduce any Adjusted Minority Shareholders’ Aggregate Shortfall Amount pursuant to clause (ii) of the definition thereof prior to such applicable time.

“Unavailability Notice” has the meaning set forth on Schedule 10.24.

“US Account” has the meaning set forth in Section 6.23(a).

“Volume Weighted Average Central Bank Rate” means, for any Quarter (or portion thereof) during the Argentina Repatriation Period, the average of the Central Bank Rate(s) at which Restricted Pesos were paid to APR Argentina pursuant to the terms of the Turbine Contracts during such Quarter, adjusted to a weighted average based upon the amount of each such payment.

5. Share Exchange. Section 2.1(b) of the Acquisition Agreement shall be amended and restated in its entirety to read as follows:

“(b) Upon the terms and subject to the conditions set forth in this Agreement (including the Holdback and the Argentina Holdback), on the Closing Date, Purchaser shall issue to Shareholders the Closing Payment Shares, which shall be fully-paid, non-assessable and free and clear of all Liens, and each Shareholder shall receive the number of Closing Payment Shares to which such Shareholder is entitled as set forth in the Closing Statement, in exchange for the number of Company Shares opposite such Shareholder’s name on Exhibit A, free and clear of all Liens other than Liens arising under applicable securities Law. No certificates or scrip representing fractional shares of Purchaser Common Shares will be issued pursuant to the Share Exchange, and such fractional share interests will be rounded down to the nearest whole share and will not entitle the owner thereof to vote or to any rights of a stockholder of Purchaser.”

6. Closing. Section 2.2 of the Acquisition Agreement shall be amended and restated in its entirety to read as follows:

“Section 2.2 Closing. The consummation of the Transactions (the “Closing”) shall take place at the offices of DLA Piper LLP, 1251 6th Ave, New York, NY 10020, at 9:00 a.m. (Eastern Time) on the date that is two (2) Business Days after the date on which each of the conditions set forth in Article VIII has been satisfied or, if permitted, waived by the Party entitled to the benefits of such condition (other than any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions on the Closing Date or waiver by the Party entitled to the benefits of such conditions); provided, however, that the Closing may occur remotely by email or other manner as may mutually be agreed upon by Purchaser and the Seller Representative. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” Except as otherwise set forth herein, all proceedings to be taken and all documents to be executed and delivered by all Parties at the Closing will be deemed to have been taken and executed simultaneously and no proceedings will be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.”

7. Closing Payment Shares. Section 2.3(a) of the Acquisition Agreement shall be amended and restated in its entirety to read as follows:

“(a) Closing Payment Shares. On the Closing Date, Purchaser shall issue to each Shareholder such Shareholder’s Percentage Interest of the Closing Payment Shares; provided, however, that in the case of the Minority Shareholders, Purchaser shall reserve for issuance and holdback (the “Argentina Holdback”) from such Minority Shareholders an aggregate amount of Closing Payment Shares equal to the Argentina Holdback Amount (the “Argentina Holdback Shares”), which shall reduce the number of Closing Payment Shares received by each Minority Shareholder based upon their respective MS Percentage Interest of the aggregate Argentina Holdback Shares.”

8. Argentina Holdback. A new Section 2.3(d) shall be added to the Acquisition Agreement as follows:

(d) Argentina Holdback. On the Closing Date, Purchaser shall reserve for issuance to the Minority Shareholders (or Fairfax Parties, as applicable pursuant to Schedule 10.4), but holdback from issuance, the Argentina Holdback Shares, to be held by Purchaser in the Argentina Holdback on the terms and subject to the conditions of this Agreement. Unless and until issued and delivered to the applicable Shareholder(s) in accordance with this Agreement, the Argentina Holdback Shares subject to the Argentina Holdback shall not be, and shall not be deemed to be, issued to any Shareholder, and will not entitle any Shareholder the right to vote or to any rights of a stockholder of Purchaser with respect to such Argentina Holdback Shares.

9. Argentina Cash. A new Section 2.4(f) shall be added to the Acquisition Agreement as follows (and the existing Section 2.4(f) shall be re-lettered so as to be Section 2.4(g)):

(f) Argentina Cash.

(i) During the period beginning on the Closing Date and ending on the date that is seventy-five (75) days after the Closing Date, Purchaser shall use its commercially reasonable efforts to convert and repatriate the Argentina Cash to US Dollars in a US Account using the most economic means (taking into account the applicable exchange rate and any changes to costs, fees or expenses to the Company and its Subsidiaries of such means) available therefor, including executing one or more Blue Chip Swap transactions in accordance with Section 2.4(f)(ii); provided, that such transaction is compliant with all applicable Law.

(ii) Prior to executing on any Blue Chip Swap transaction or other repatriation or conversion of the Argentina Cash, the Company shall provide notice by email to the Seller Representative setting out the proposed exchange rate (or a range within which the exchange rate is expected to fall) and the amount of Argentina Cash the Company intends to sell pursuant to such transaction. The Seller Representative shall have the right to consent (not to be unreasonably withheld or delayed) to any such Blue Chip Swap or other exchange transaction prior to its execution.

(iii) If all or any portion of the Argentina Cash has not been repatriated to a US Account as of the date that is seventy-five (75) days after the Closing Date, Purchaser shall thereafter (within ten (10) Business Days) cause the Company or its applicable Subsidiary to deliver to Seller Representative, by wire transfer of immediately available funds to a bank account designated by Seller Representative in Argentina or such other jurisdiction as may be permitted by applicable Law, all such remaining Argentina Cash, which Seller Representative shall pay to Shareholders (less applicable transaction costs, fees and expenses) in accordance with their respective Percentage Interests at such time and in such manner as Seller Representative determines in its sole discretion to be most economic to Shareholders; provided, that no Fairfax Party shall be entitled to receive an amount of Argentina Cash pursuant to this clause (iii) which exceeds such Fairfax Party’s tax cost of its Company Shares (and any such excess may be reallocated by Seller Representative to other Fairfax Parties or otherwise be paid to other Persons as may be directed by Seller Representative).

(iv) During the period beginning on the Closing Date and ending on the date that is seventy-five (75) days after the Closing Date, Purchaser shall cause APR Argentina to not withdraw any Argentina Cash from the Argentina Cash Account except as provided for in this Section 2.4(f).

10. Argentina Revenue Covenant. A new Section 6.22 shall be added to the Acquisition Agreement as follows:

Section 6.22 Argentina Revenue. Purchaser shall cause the Company to utilize Restricted Pesos received by APR Argentina under the Turbine Contracts to pay Argentina Opex as and when due.

11. Alternative Conversion Repatriation Covenant. A new Section 6.23 shall be added to the Acquisition Agreement as follows:

Section 6.23 Alternative Conversion and Repatriation; Amendments to Turbine Contracts.

(a) From the Closing Date until the Argentina Termination Date, the Parties will make good faith efforts toward exploring the most economic means (taking into account the applicable exchange rate and any changes to costs, fees or expenses to the Company and its Subsidiaries of such means) of converting and repatriating all Restricted Pesos to US Dollars in US Accounts, provided that any such alternatives are compliant with all applicable Law; provided, further that if Seller Representative demonstrates to Purchaser’s satisfaction (in Purchaser’s reasonable discretion) that (A) the Company can convert and repatriate payments received in Argentinian Pesos under the Turbine Contracts to US Dollars into a Company bank account in the United States (a “US Account”) (1) within two (2) Business Days after receipt of such payment by APR Argentina; and (2) in a manner that results in receipt in such US Account of an amount of US Dollars without a discount to the amount of the payment translated from Argentinian Pesos into US Dollars using the Central Bank Rate as of the date of such conversion and repatriation to such US Account, less ordinary bank fees; and (B) such manner of repatriation is consistent and sustainable in compliance with all applicable Laws, then the “Argentina Termination Condition” shall be deemed to have occurred. Upon request by Seller Representative from time to time, Purchaser shall indicate in good faith by notice delivered to Seller Representative in accordance with Section 12.3 of this Agreement whether Purchaser is satisfied in its reasonable discretion that the Argentina Termination Condition has occurred.

(b) If Purchaser wishes to amend or modify any Argentina Contract during the Argentina Restricted Repatriation Period (including for any Government Imposed Amendment), Purchaser may provide written notice to the Seller Representative of the proposed terms of such amendment or modification, and from and after receipt of such notice and throughout the Turbine Contract Amendment Negotiation Period (as hereinafter defined), Purchaser and the Seller Representative shall act reasonably and discuss in good faith modifications (if any) required to Section 10.4 and Schedule 10.4 that would ensure that the expected liability of Sellers under Section 10.4 and Schedule 10.4 with respect to such Turbine Contract, after giving effect to such amendment, would not exceed in any respect the liability of Sellers thereunder in the absence of such amendment. Such discussions shall continue until the earlier to occur of (i) the date that is ninety (90) days after the date of the notice described in the foregoing sentence; and (ii) the date upon which a Restricted Peso Obligation Amendment is executed (such period, the “Turbine

Contract Amendment Negotiation Period”). If Seller Representative and Purchaser mutually agree to modify the terms of Section 10.4 and Schedule 10.4 in light of such proposed amendment or modification to the applicable Turbine Contract, then such modification to Section 10.4 and Schedule 10.4 shall be effectuated pursuant to a written “Restricted Peso Obligation Amendment” executed by the Seller Representative (on behalf of Sellers) and Purchaser. For the avoidance of doubt, the Seller Representative shall be obligated to act reasonably and in good faith but shall not be obligated to enter into any Restricted Peso Obligation Amendment that increases (or would reasonably be expected to increase) in any respect the liability of Sellers hereunder or otherwise adversely affects the indemnification obligations of Sellers hereunder.

(c) In the case of any Government Imposed Amendment that increases or would reasonably be expected to increase the liability of Sellers or adversely affect their indemnification obligations in any respect (including any modification of payment terms or amounts thereunder that increase the amount or accelerates the timing of payments during the Argentina Restricted Repatriation Period), such Argentina Contract shall not cease to be a Turbine Contract as of the expiration of the Turbine Contract Amendment Negotiation Period applicable to such Government Imposed Amendment even if a Restricted Peso Obligation Amendment has not been entered into as of such date; provided, that (i) Sellers’ liability under Section 10.4 and Schedule 10.4 with respect to such Turbine Contract, after giving effect to such Government Imposed Amendment, shall not exceed in any respect the liability that Sellers would have had thereunder in the absence of such Government Imposed Amendment and there shall be no other adverse effect on Sellers’ indemnification obligations in any respect resulting from such Government Imposed Amendment (and Section 10.4 and Schedule 10.4 shall be deemed to be modified accordingly); and (ii) any dispute regarding the effectuation of the foregoing clause (i) shall be resolved pursuant to the dispute resolution mechanism set forth in Section 12.13 unless Purchaser and Sellers’ Representative mutually agree to submit such dispute to the Independent Accountant in accordance with the terms and conditions set forth in Section 2.4(c) of the Acquisition Agreement, mutatis mutandis.

12. Argentina Contracts. Section 8.2(g) of the Acquisition Agreement shall be amended and restated in its entirety to read as follows:

“(g) Argentina Contracts. (i) No Argentina Contract shall have been amended, modified, terminated or otherwise changed in any material respect, including with respect to the use of any exchange rate other than that provided for in Communication A 3500, nor shall have the Company or any of its Subsidiaries waived any material rights in respect thereof and the counterparty to the Argentina Contracts shall not be more than twenty (20) days delinquent in any payment obligation which is not disputed by such counterparty; and (ii) neither the Company nor any of its Subsidiaries nor the other party(ies) thereto shall be in breach, violation or default under any of the Argentina Contracts in any material respect. For the avoidance of doubt, any adverse changes to the Company’s ability to convert and repatriate payments received in Argentinian Pesos under the Argentina Contracts to US Dollars will not constitute an amendment, modification, termination or other change to the Argentina Contracts for purposes of this Section 8.2(g).”

13. Survival of Sellers’ Argentina Shortfall Obligation. A new Section 10.1(e) shall be added to the Acquisition Agreement as follows:

(e) The obligations of Sellers set forth in Sections 10.4 shall survive the Closing and expire upon the Argentina Termination Date. The term “Argentina Termination Date” means the earlier to occur of:

(i) April 30, 2022;

(ii) the date on which the Argentina Termination Condition has occurred as confirmed by Purchaser by notice delivered to the Seller Representative; and

(iii) the date upon which the sum of the following amounts equals or exceeds $110,000,000:

(A) the aggregate amount of US Dollars resulting from the conversion and repatriation of Restricted Pesos on or prior to such date in accordance with this Agreement; plus

(B) the aggregate amount of (x) payments actually made by the Minority Shareholders, collectively, in respect of Shortfalls or BCU USD Wires pursuant to Schedule 10.4; and (y) the aggregate amount applied to reduce Adjusted Minority Shareholders’ Aggregate Shortfall Amounts pursuant to clause (ii) of the definition thereof (i.e., in respect of Unapplied Accrued Argentina Holdback Dividends), in each case on or prior to such date; plus

(C) the RP Common Shares Value of the Argentina Holdback Shares actually forfeited by such Minority Shareholder out of the Argentina Holdback pursuant to Section 1(b)(ii)(A) of Schedule 10.4, or purchased by the Fairfax Parties pursuant to Section 1(b)(ii)(B) of Schedule 10.4, in each case on or prior to such date; plus

(D) the aggregate amount of payments made by the Fairfax Parties pursuant to Section 1(b)(i) of Schedule 10.4 and Section 3 of Schedule 10.4.

14. Sellers’ Argentina Shortfall Obligation. A new Section 10.4 shall be added to the Acquisition Agreement as follows (and all cross-references to Sections of Article X following Section 10.4 shall be updated so as to continue to refer to the proper section):

Section 10.4 Sellers’ Argentina Shortfall Obligation. From and after the Closing, if there is a Shortfall in any Quarter (or portion thereof), Purchaser shall be entitled to indemnification from Sellers for such Shortfall solely on the terms and subject to the conditions of Schedule 10.4.

15. Limitations on Liability. The first sentence of Section 10.5(a) of the Acquisition Agreement (which will be re-numbered as Section 10.6(a) in accordance with Paragraph 14 of this Amendment) shall be amended and restated in its entirety to read as follows:

“(a) Notwithstanding anything to the contrary in this Agreement or any right or remedy available under any Law, the aggregate Liability of:

(i) any Seller (other than the Fairfax Parties) under this Article X, collectively, will not exceed an amount equal to the product of (A) the Deemed Purchaser Common Shares Value multiplied by (B)(1) the number of Final Purchaser Common Shares actually received by such Minority Shareholder plus (2) the portion of the Argentina Holdback Amount allocable to such Seller based upon its MS Percentage Interest plus (3) the portion of the Aggregate Holdback Amount allocable to such Seller based upon its Percentage Interest; and

(ii) the Fairfax Parties under this Article X, collectively, will not exceed an amount equal to the product of (A) the Deemed Purchaser Common Shares Value multiplied by (B)(1) the number of Final Purchaser Common Shares actually received by the Fairfax Parties plus (2) the portion of the Aggregate Holdback Amount allocable to the Fairfax Parties based upon their collective Percentage Interest.”

16. Sellers’ Argentina Reimbursement Mechanics. A new Section 10.6(i) shall be added to the Acquisition Agreement as follows:

(i) Notwithstanding anything else in this Agreement to the contrary, the satisfaction of Sellers’ obligations arising pursuant to Section 10.4 shall be administered in accordance with the terms and conditions set forth on Schedule 10.4 to this Agreement.

17. Argentina Indemnity Cap. A new Section 10.6(j) shall be added to the Acquisition Agreement as follows:

(j) Notwithstanding anything to the contrary in this Agreement,

(i) the Minority Shareholders shall have no Liability pursuant to Section 10.4 except (x) from and to the extent of the Argentina Holdback and (y) if elected by such Minority Shareholder in accordance with Section 1(c) or 3(c) of Schedule 10.4, to pay for such Minority Shareholder’s Percentage Interest of Shortfalls or BCU USD Wires, respectively, that such Minority Shareholder has elected to pay in cash; provided, further, that the maximum aggregate liability of each Minority Shareholder pursuant to Section 10.4 and Schedule 10.4 (calculated as the sum of any payments actually made by such Minority Shareholder in respect of Shortfalls or BCU USD Wires plus the RP Common Shares Value of the Argentina Holdback Shares actually forfeited by such Minority Shareholder out of the Argentina Holdback plus such Minority Shareholder’s MS Percentage Interest of amounts applied to reduce Adjusted Minority Shareholders’ Aggregate Shortfall Amounts pursuant to clause (ii) of the definition thereof) shall not exceed such Minority Shareholder’s Percentage Interest of One Hundred Ten Million Dollars ($110,000,000); and

(ii) the aggregate Liability of the Fairfax Parties under Sections 10.4 and Schedule 10.4 shall not exceed an amount equal to (A) One Hundred Ten Million Dollars ($110,000,000) less (B) the sum of (x) the aggregate amount of payments actually made by the Minority Shareholders, collectively, in respect of Shortfalls or BCU USD Wires pursuant to Schedule 10.4, (y) the RP Common Shares Value of the Argentina Holdback Shares actually forfeited by such Minority Shareholder out of the Argentina Holdback pursuant to Section 1(b)(ii)(A) of Schedule 10.4 and (z) amounts applied to reduce Adjusted Minority Shareholders’ Aggregate Shortfall Amounts pursuant to clause (ii) of the definition thereof.

18. Miscellaneous Modifications to Percentage Interest Provisions. References to the terms “Seller” and “Seller’s Percentage Interest” (or “their respective Percentage Interest” or similar connotation) shall be amended to be references to the terms “Shareholder” and “Shareholder’s Percentage Interest” (or similar connotation) in the following provisions:

a. The definition of “Post-Closing Statement Components.”

b. Section 2.4(d)(i) and the first sentence of Section 2.4(d)(ii).

c. Section 2.4(e)(iii) and the first and second sentences of Section 2.4(e)(iv).

d. Sections 10.5(b) and 10.5(c).

Additionally, the last sentence of Section 6.19(b) shall be deleted.

19. Waiver of Argentina Repatriation Condition. Purchaser hereby irrevocably and unconditionally waives the condition to the obligation of Purchaser to consummate the transactions contemplated by the Acquisition Agreement set forth in Section 8.2(f) of the Acquisition Agreement. In furtherance of the foregoing, any representations or covenants relating to the ability of the Company and its Subsidiaries to convert and repatriate payments received in Argentinian Pesos following Closing under the Argentina Contracts is hereby waived by Purchaser, and any condition to the obligation of Purchaser to consummate the transactions contemplated by the Acquisition Agreement relating to the foregoing (solely to the extent of the foregoing) is hereby waived.

20. Effect of Stock Splits, Etc. In the event of any stock split, stock dividend, combination or other similar recapitalization with respect to the Purchaser Common Shares, the amount of shares in the Holdback and the Argentina Holdback, and/or any price of the Purchaser Common Shares specified herein to the extent relevant to the number of shares to be released or forfeited from the Holdback or the Argentina Holdback under Article X, shall be subject to appropriate adjustment.

21. Continuity of Terms. Except as expressly amended hereby, all the other terms and provisions of the Acquisition Agreement shall remain in full force and effect.

22. Effective Date. This Amendment and all amendments, modifications, restatements and supplements set forth herein shall be made effective as of February __, 2020.

23. Termination. Notwithstanding anything to the contrary contained herein, if, prior to the Closing Date, the Seller Representative demonstrates to Purchaser’s satisfaction (in Purchaser’s reasonable discretion) that (i)(A) the APR Argentina can convert and repatriate payments received in Argentinian Pesos under the Turbine Contracts to a US Account within two (2) Business Days after receipt of such payment by APR Argentina; and (B) in a manner that results in receipt in such US Account of an amount of US Dollars without a discount to the amount of the payment translated from Argentinian Pesos into US Dollars using the Central Bank Rate as of the date of such conversion and repatriation to such US Account, less ordinary bank fees; and (ii) such manner of repatriation is consistent and sustainable in compliance with all applicable Laws, then this Amendment (other than the provisions of Paragraphs 1, 2, 3, 4, 6, 9, 18 and 19 hereof) shall be terminated pursuant to a written confirmation of termination executed and delivered by Purchaser and the Seller Representative and shall be of no further force or effect (and, for the avoidance of doubt, Shareholders shall have no obligation in respect of any Shortfall from and after the Closing Date and there shall be no Argentina Holdback).

24. Amendments. This Amendment may only be amended, modified, or supplemented by an agreement in writing signed by the Company, Purchaser and the Seller Representative. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

25. Governing Law. Sections 12.12, 12.13 and, 12.14 of the Acquisition Agreement are hereby incorporated by reference into this Amendment, mutatis mutandis.

26. Counterparts. This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first set forth above.

COMPANY:

APPLE BIDCO LIMITED

By:	/s/ Pieter A. Wernink
Name: Pieter A. Wernink
Title: Director

PURCHASER:

ATLAS CORP.

By:	/s/ Ryan Cameron Courson
Name: Ryan Cameron Courson
Title: Chief Financial Officer

SELLER REPRESENTATIVE:

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ Peter Clarke
Name: Peter Clarke
Title: COO

[Signature Page to Amendment and Waiver to Acquisition Agreement]

ACKNOWLEDGED AND AGREED:

SELLERS:

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ Peter Clarke
Name: Peter Clarke
Title: COO

FFHL GROUP LTD

By:	/s/ Prem Watsa
Name: Prem Watsa
Title: Director

ODYESSY REINSURANCE COMPANY, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Peter Clarke
Name: Peter Clarke
Title: Senior Managing Director and Chief Risk Officer

UNITED STATES FIRE INSURANCE COMPANY, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Peter Clarke
Name: Peter Clarke
Title: Senior Managing Director and Chief Risk Officer

TIG INSURANCE (BARBADOS) LIMITED, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Peter Clarke
Name: Peter Clarke
Title: Senior Managing Director and Chief Risk Officer

[Signature Page to Amendment and Waiver to Acquisition Agreement]

BRIT SYNDICATES LIMTED, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Peter Clarke
Name: Peter Clarke
Title: Senior Managing Director and Chief Risk Officer

ZENITH INSURANCE COMPANY, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Peter Clarke
Name: Peter Clarke
Title: Senior Managing Director and Chief Risk Officer

WENTWORTH INSURANCE COMPANY LIMITED, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Peter Clarke
Name: Peter Clarke
Title: Senior Managing Director and Chief Risk Officer

ALLIED WORLD ASSURANCE COMPANY, LTD, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Peter Clarke
Name: Peter Clarke
Title: Senior Managing Director and Chief Risk Officer

ALLIED WORLD SPECIALTY INSURANCE COMPANY, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Peter Clarke
Name: Peter Clarke
Title: Senior Managing Director and Chief Risk Officer

RIVERSTONE INSURANCE (UK) LIMITED, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Peter Clarke
Name: Peter Clarke
Title: Senior Managing Director and Chief Risk Officer

[Signature Page to Amendment and Waiver to Acquisition Agreement]

TIG INSURANCE COMPANY, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Peter Clarke
Name:	Peter Clarke
Title:	Senior Managing Director and Chief Risk Officer

NEWLINE CORPORATE NAME LIMITED, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Peter Clarke
Name:	Peter Clarke
Title:	Senior Managing Director and Chief Risk Officer

RIVERSTONE CORPORATE CAPITAL LIMITED, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Peter Clarke
Name:	Peter Clarke
Title:	Senior Managing Director and Chief Risk Officer

BRIT REINSURANCE (BERMUDA) LIMITED, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Peter Clarke
Name:	Peter Clarke
Title:	Senior Managing Director and Chief Risk Officer

ALLIED WORLD INSURANCE COMPANY, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Peter Clarke
Name:	Peter Clarke
Title:	Senior Managing Director and Chief Risk Officer

FAIRFAX (BARBADOS) INTERNATIONAL CORP., by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Peter Clarke
Name:	Peter Clarke
Title:	Senior Managing Director and Chief Risk Officer

[Signature Page to Amendment and Waiver to Acquisition Agreement]

ACM ENERGY HOLDINGS I, LTD

By:	/s/ Gregory B. Bowes
Name:	Gregory B. Bowes
Title:	Director

ACM APPLE HOLDINGS I, L.P.

By:	/s/ Gregory B. Bowes
Name:	Gregory B. Bowes
Title:	Managing Principal of General Partner

JCLA CAYMAN LIMITED

By:	/s/ Robert Udell
Name:	Robert Udell
Title:	CFO and Authorized Officer

[Signature Page to Amendment and Waiver to Acquisition Agreement]

SEASPAN:

SEASPAN CORPORATION

By:	/s/ Ryan Cameron Courson
Name:	Ryan Cameron Courson
Title:	Chief Financial Officer

[Signature Page to Amendment and Waiver to Acquisition Agreement]